Exhibit 4.11

Tower Lease Agreement with PT First Media Tbk (“FM”), dated September 30, 2013.

The Tower Lease Agreement between Indosat and FM, No. Indosat: 914/AF0-AFAA/LGL/13 and No. FM: PK-008/CSL/Indosat/13 dated September 30, 2013.

A.	The Parties:

1.	PT Indosat Tbk; and
2.	PT First Media Tbk.

B.	Scope of The Agreement

FM agreed to lease Indosat’s tower with full service, consist of :

- macro services

- micro services

C.	Period of the Agreement

The term of this agreement is 5 years and can be extended automatically for a minimum of five years, unless FM intends to terminate the agreement with prior written notice submitted within 1 month before the end of the agreement

D.	Rights and Obligations

-	Indosat has obligation to build and provide a tower to FM with a Full Service (with civil work);
-	Indosat shall be obliged to cover the general liability insurance for each incident for the physical injury and/or damage being proven caused by the operation of each leased tower;
-	Indosat shall keep and maintain the tower and leased tower so that they are usable by FM based on this agreement;
-	Indosat has right to receive tower lease fee and maintenance fee;
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Indosat shall be entitled to cease the activities of FM or dismantle FM’s Instrument at the expenses of FM after coordinating first with FM If the interference cannot be solved and is proven caused by FM’s Instrument;

-	FM has obligation to follow the lease procedure as set forth in the agreement.
-	FM has obligation to pay the tower lease fee and maintenance fee;
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FM has obligation to fulfill all terms and conditions of the prevailing legislation including but not limited to the law and regulation relating to the procurement, installation and use, operation as well as maintenance of FM’s Instrument and all terms stipulated by Indosat from time to time;

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FM has obligation shall to ensure that every activity of installation, operation, maintenance and/or relocation of FM’s Instrument (including access to electricity and generator) shall be conducted in the manner not interfering physically, electrically, technically, electromagnetic/interference of the radio frequency or in any manner to any other equipment installed, operated in or around the location of the leased tower and shall take into account the environment security, community health and environment aesthetic factors.

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FM shall be obliged to cover the public liability insurance for each incident for the physical injury and/or damage being proven caused by the operation of each FM’s Instrument and/or FM’s Additional Instrument including damage of public’s electronic equipment around the leased tower.

-	FM has right to use the tower for FM’s business activities;
-	FM has right to install, operate and maintain FM’s Instrument at the leased tower;
-	FM has right to install, use and maintain the utilities provided by FM itself and required for the operation of FM’s Instrument at the leased tower;
-	FM has right to use the entryway as the access to the leased Tower;

E.	Limitation of The Parties

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Each Party shall pay the indemnity and release the other Party for all damages, losses or expenditures suffered by the Party suffering the damage or loss directly due to the violation/mistake of the Party committing the violation or mistake (including that committed by the employee or subcontractor of the relevant Party) on the requirements, warranty, approval or other obligations herein. The Party causing the further loss shall pay and release the Party suffering from the loss against the damage, loss and other expenses arising from the mistake or failure of the Party causing the loss so long it relates to this Agreement.

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The maximum value of compensation imposed on the Party causing the loss for all demands of compensation shall not exceed the value of Lease Price within the period of one (1) year of all Leased Tower upon the compensation demand after less by the compensation value already paid (if any) in the current year (calculated from January 1 to December 31).

-	The provision on limitation of responsibility shall not apply to the accident causing the casualty.

F.	Termination

The agreement will expire in case of the matters below:

a.	This Agreement Term expires and is not extended by the Parties.
b.	Is terminated by the Parties upon the mutual agreement.
c.

Terminated unilaterally by one of the Party for the violation and/or negligence committed by other Party to the terms of the agreement, if such party does not remedy its violation and/or negligence after receive 3 times of warning letter.

d.	Expires automatically if this Agreement violates the prevailing legislation, both existing currently or in the future;
e.	FM has disconnected and / or removed equipment from the lease tower to the other tower.

G.	Assignment

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None of the Parties can sell, assign, encumber or transfer the lease right arising hereunder both partially or entirely without prior written approval from the other Party (which approval cannot be granted or required or delayed without the clear reason).

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This Agreement shall be assignable or lease-transferable to the third party by notifying first in writing the transferring Party to the other Party if such transfer occurs directly or indirectly through the acquisition, merger, sale of shares, purchase or otherwise, entirely or substantially all assets and this Agreement will bind and become the benefit of the Parties hereto and their lawful substitutes and successors.

H.	Governing Law & Dispute Settlement

a.	The Agreement is governed by the laws of the Republic of Indonesia;
b.

If a dispute arises, each Party must act in good faith in relation to the dispute to resolve it as quickly as possible. If the dispute is not resolved in good faith, a Party may give notice to the other Party, in which case the Parties must refer the dispute to be finally resolved by arbitration in Indonesia in accordance with the Rules of Badan Arbitrase Nasional Indonesia (BANI Rules) then in force, which rules shall be deemed to be incorporated by reference in this Clause.

Novation Agreement between PT Indosat Tbk and PT First Media Tbk and PT Internux, dated October 2, 2013

In respect of business transformation at FM, the parties agreed to set up a novation agreement in order to transfer all FM’s rights and obligations to PT Internux. The Number of Agreement is No. 922IAFO-AFAA/LGL/13 dated October 2, 2013.

A.	The Parties:

1.	PT Indosat Tbk (“Indosat”); and
2.	PT First Media Tbk (“FM”); and
3.	PT Internux (“Internux”)

B.	Effective date of Novation

The effective date of novation is July 1, 2013.

C.	Scope of the Agreement

The parties agreed that FM assigned its rights and obligations to Internux under the Master Lease Agreement which had been signed by Indosat and FM with reference No. A914/AFO-AFM/LGL/13 / PK-008/CSL/Indosat/13 dated September 30, 2013. Internux hereinafter shall replace FM as the party of the Agreement.

D.	Governing Law & Dispute Settlement

a.	The Agreement is governed by the laws of the Republic of Indonesia;
b.

If a dispute arises, each Party must act in good faith in relation to the dispute to resolve it as quickly as possible. If the dispute is not resolved in good faith, a Party may give notice to the other Party, in which case the Parties must refer the dispute to be finally resolved by arbitration in Indonesia in accordance with the Rules of Badan Arbitrase Nasional Indonesia (BANI Rules) then in force, which rules shall be deemed to be incorporated by reference in this Clause.